EX-99.2 CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010

Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entrée Gold Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Entrée Gold Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2010.  The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entrée Gold Inc. and its subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010 and 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 22, 2011, expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entrée Gold Inc. and subsidiaries

We have audited the internal control over financial reporting of Entrée Gold Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Entrée Gold Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 and 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2010, and our report dated March 22, 2011 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 22, 2011

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2010	2009

ASSETS

Current
Cash	$ 21,296,169	$ 40,360,436
Receivables	309,079	164,255
Receivables - Oyu Tolgoi LLC	-	699,293
Prepaid expenses	1,140,253	811,431

Total current assets	22,745,501	42,035,415

Investments (Note 4)	5,564,502	2,166,597
Equipment (Note 5)	766,309	770,562
Mineral property interests (Note 6)	51,977,982	292,608
Other assets	185,287	69,568
Deferred Costs (Note 3)	-	375,216
Equity investment - joint venture (Notes 4 and 6)	119,517	94,154

Total assets	$ 81,359,098	$ 45,804,120

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,477,300	$1,160,912

Loans payable to Oyu Tolgoi LLC (Note 7)	1,783,692	676,083
Future income tax liabilities (Note 10)	14,374,498	-

Total liabilities	17,635,490	1,836,995

Commitments (Note 13)

Stockholders' equity

Common stock, no par value, unlimited number authorized, (Note 8)	149,791,943	116,599,651
114,354,925 (December 31, 2009 - 97,059,346) issued and outstanding
Additional paid-in capital	16,871,401	15,905,963
Accumulated other comprehensive income:
Unrealized gain on available for sale securities (Note 4)	2,747,997	563,481
Foreign currency cumulative translation adjustment	3,002,717	(480,928)
Accumulated deficit during the exploration stage	(108,690,450)	(88,621,042)

Total stockholders' equity	63,723,608	43,967,125

Total liabilities and stockholders' equity	$ 81,359,098	$ 45,804,120
Nature of operations (Note 1)
Subsequent events (Note 14)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Inception (July 19,1995) to December 31, 2010

EXPENSES
Exploration (Note 6)	$ 12,226,563	$ 9,985,963	$ 67,076,149
General and administration	7,821,789	7,046,649	42,196,501
Foreign exchange (gain) loss	(403,230)	141,731	(222,006)
Depreciation	203,086	156,144	1,080,192
Write-down of equipment	24,604	-	148,420
Loss from operations	(19,872,812)	(17,330,487)	(110,279,256)
Interest income	243,433	397,741	4,897,469
Loss from equity investee (Note 4)	(985,441)	(169,508)	(1,521,544)
Fair value adjustment of asset
backed commercial paper (Note 4)	-	-	(2,332,531)
Loss from operations before income taxes	(20,614,820)	(17,102,254)	(109,235,862)
Future income tax recovery (Note 10)	545,412	-	545,412
Net loss	$ (20,069,408)	$ (17,102,254)	$ (108,690,450)

Comprehensive income (loss):
Net loss	$ (20,069,408)	$ (17,102,254)	$ (108,690,450)
Unrealized gain on available
for sale securities (Note 4)	2,184,516	563,481	2,747,997
Foreign currency translation adjustment	3,483,645	6,930,002	3,002,717
Comprehensive loss	$ (14,401,247)	$ (9,608,771)	$ (102,939,736)

Basic and diluted loss per share	$ (0.19)	$ (0.18)
Weighted average number of shares outstanding	105,814,724)	94,665,330
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

Balance, July 19, 1995 (date of inception)	-	$ -	$ -	$ -	$ -	$ -
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	208,372	-	(756)	(175,714)	31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	483,090	-	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	483,090	-	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-	-	(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	483,090	-	(17,965)	(305,686)	159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	$ 597,012	$ 41,593	$ (18,861)	$ (459,904)	$ 159,840
		-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, April 30, 2000	12,408,000	$ 597,012	$ 41,593	$ (18,861)	$ (459,904)	$ 159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	597,012	41,593	(24,488)	(478,303)	135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	597,012	41,593	(27,049)	(500,793)	110,763
Shares issued:
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent’s finder fee	310,000	39,178	-	-	-	39,178
Finder’s fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent’s warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	$ 1,860,992	$ 120,587	$ 46,031	$ (1,574,113)	$ 453,497

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, April 30, 2003	20,465,916	$ 1,860,992	$ 120,587	$ 46,031	$ (1,574,113)	$ 453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent’s corporate finance fee	100,000	64,192	8,384	-	-	72,576
Mineral property interests	5,000,000	3,806,000	-	-	-	3,806,000
Agent’s warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	16,655,023	2,853,968	47,981	(14,079,872)	5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation
of price guarantee	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)

Balance, December 31, 2004	50,868,066	$ 20,692,906	$ 4,898,250	$ 180,482	$ (19,607,986)	$ 6,163,652

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2004	50,868,066	$ 20,692,906	$ 4,898,250	$ 180,482	$ (19,607,986)	$ 6,163,652
Shares issued:
Private placement	7,542,410	13,538,097	-	-	-	13,538,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,583)	-	-	(435,583)
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	45,423,077	9,003,859	1,280,436	(33,299,753)	22,407,619
Shares issued:
Membership paid in stock	4,167	8,870	-	-	-	8,870
Exercise of stock options	1,215,000	1,862,345	(753,628)	-	-	1,108,717
Stock-based compensation	-	-	1,031,683	-	-	1,031,683
Foreign currency translation adjustment	-	-	-	252,317	-	252,317
Net loss	-	-	-	-	(9,655,341)	(9,655,341)
Balance, December 31, 2006	70,858,093	47,294,292	9,281,914	1,532,753	(42,955,094)	15,153,865
Shares issued:
Shares issued:
Private placement	14,428,640	43,826,994	-	-	-	43,826,994
Mineral property interests	15,000	33,976	-	-	-	33,976
Exercise of warrants	7,542,408	20,392,043	-	-	-	20,392,043
Exercise of stock options	728,700	926,364	(322,880)	-	-	603,484
Share issue costs	-	(1,981,360)	-	-	-	(1,981,360)
Stock-based compensation	-	-	1,732,839	-	-	1,732,839
Foreign currency translation adjustment	-	-	-	3,539,535	-	3,539,535
Net loss	-	-	-	-	(11,833,416)	(11,833,416)
Balance, December 31, 2007	93,572,841	$ 110,492,309	$ 10,691,873	$ 5,072,288	$ (54,788,510)	$ 71,467,960

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -
Balance, December 31, 2007	93,572,841	$ 110,492,309	$ 10,691,873	$ 5,072,288	$ (54,788,510)	$ 71,467,960
Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)	-	-	-	(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	111,993,990	13,772,775	(7,410,930)	(71,518,788)	46,837,047
Shares issued:
Exercise of stock options	2,355,948	4,330,539	(2,050,489)	-	-	2,280,050
Mineral property interests	142,500	275,122	-	-	-	275,122
Stock-based compensation	-	-	4,183,677	-	-	4,183,677
Foreign currency translation adjustment	-	-	-	6,930,002	-	6,930,002
Unrealized gain on available for sale securities	-	-	-	563,481	-	563,481
Net loss	-	-	-	-	(17,102,254)	(17,102,254)
Balance, December 31, 2009	97,059,346	116,599,651	15,905,963	82,553	(88,621,042)	43,967,125
Shares issued:
Exercise of stock options	2,122,278	4,632,135	(1,932,407)	-	-	2,699,728
Mineral property interests	152,500	382,284	-	-	-	382,284
Acquistion of PacMag	15,020,801	28,325,101	-	-	-	28,325,101
Share issue costs	-	(147,228)	-	-	-	(147,228)
Stock-based compensation	-	-	2,897,845	-	-	2,897,845
Foreign currency translation adjustment	-	-	-	3,483,645	-	3,483,645
Unrealized gain on available for sale securities	-	-	-	2,184,516	-	2,184,516
Net loss	-	-	-	-	(20,069,408)	(20,069,408)
Balance, December 31, 2010	114,354,925	$ 149,791,943	$ 16,871,401	$ 5,750,714	$ (108,690,450)	$ 63,723,608
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Inception (July 19, 1995) to December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (20,069,408)	$ (17,102,254)	$ (108,690,450)
Items not affecting cash:
Depreciation	203,086	156,144	1,080,192
Stock-based compensation	2,897,845	4,183,677	20,554,721
Fair value adjustment of asset backed
commercial paper	-	-	2,332,531
Write-down of equipment	24,604	-	148,420
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in
stock and warrants	-	22,515	4,052,698
Loss from equity investee	985,441	169,508	1,521,544
Future income tax recovery	(545,412)	-	(545,412)
Other items not affecting cash	-	22,227	72,176
Changes in assets and liabilities:
Receivables	(108,634)	483,554	(268,031)
Receivables - Oyu Tolgoi LLC	705,988	(607,191)	64,194
Prepaid expenses	(276,413)	(454,571)	(1,015,832)
Accounts payable and accrued liabilities	212,772	(212,509)	1,074,297
Net cash used in operating activities	(15,970,131)	(13,338,900)	(77,617,120)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	2,699,728	2,280,050	114,691,462
Share issue costs	(147,228)	-	(3,693,148)
Loan payable to Oyu Tolgoi LLC	-	-	376,230
Net cash provided by financing activities	2,552,500	2,280,050	111,374,544

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired on acquisition of PacMag Metals Limited	837,263	-	837,263
Mineral property interest	(178,874)	(38,219)	(217,093)
Mineral Property Interest -Bond Payments	(79,493)	(69,568)	(149,061)
Joint venture - Oyu Tolgoi LLC	-	-	(366,595)
Purchase of asset backed
commercial paper	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	(7,388,397)	(77,098)	(7,465,495)
Acquisition of equipment	(180,458)	(141,307)	(1,864,543)
Net cash used in investing activities	(6,989,959)	(326,192)	(13,256,646)

Effect of foreign currency translation on cash	1,343,323	6,532,663	795,391

Change in cash during the period	(19,064,267)	(4,852,379)	21,296,169
Cash, beginning of period	40,360,436	45,212,815	-

Cash, end of period	$21,296,169	$40,360,436	$21,296,169

Cash paid for interest during the period	$ -	$ -	$ -

Cash paid for income taxes during the period	$ -	$ -	$ -
Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

1.            NATURE OF OPERATIONS

Entrée Gold Inc. ("Entrée" or the "Company") was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia). The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

2.            SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America and include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation, valuation of asset-backed commercial paper and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash

Cash includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $21,296,169 in cash at December 31, 2010.

Investments

Long-term investments in companies in which the Company has voting interests of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

Other long-term investments are classified as "available-for-sale" investments and consist of the Company’s investment in asset backed commercial paper and Australian listed equities (Note 4). Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Gains and losses from the sale of these investments are included in income in the period.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation.  Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets where the initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the discounted carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards, whereby the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

Financial instruments

The Company measures the fair value of financial assets and liabilities based on GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Under GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is also established, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Financial instruments (cont’d…)

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable.
Level 3 – Inputs that are unobservable (for example cash flow modelling inputs based on assumptions).

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates.  Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar.  Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period.  Related exchange gains and losses are included in a separate component of stockholders’ equity as accumulated other comprehensive income.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock.  Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.  At December 31, 2010, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 9,292,800 (December 31, 2009 - 10,907,800).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Recent accounting pronouncements

In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2010-13, Compensation – Stock Compensation (Topic 718), amending Accounting Standards Codification (ASC) 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity’s equity securities trade should not be classified as a liability if it otherwise qualifies as equity.  ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice.  ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company is currently evaluating the impact of ASU 2010-13, but does not expect its adoption to have a material impact on the Company’s financial reporting and disclosures.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for a U.S. Securities and Exchange Commission ("SEC") filer to disclose a date relating to its subsequent events in both issued and revised financial statements.  ASU 2010-09 also eliminates potential conflicts with the SEC’s literature.  Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and its adoption did not have a material impact on the Company’s financial reporting and disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 during the March 2010 quarter, and its adoption did not have a material impact on the Company’s financial position or results of operations.

3.            ACQUISITIONS

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) ("PacMag") on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 and amended by a Deed of Variation dated April 12, 2010 (the "Scheme Deed"), with PacMag, by way of schemes of arrangement (the "Schemes") under the laws of Australia (the "Transaction"). The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, Entrée acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010.  All outstanding options to purchase PacMag shares were cancelled pursuant to the Schemes. Consideration for the PacMag shares acquired was common shares of Entrée, with the number issued based on a share exchange ratio of 0.1018 shares of Entrée for each PacMag share, and C$0.0415 cash for each PacMag share. Consideration for cancellation of PacMag options was shares of Entrée and cash, with the number issued and amount paid calculated with reference to the share exchange ratio, the exercise price and time value for such PacMag options and whether the PacMag options were "in the money" or not.

As consideration to former shareholders and option holders of PacMag, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for total consideration of $35,768,281.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

3.            ACQUISITIONS (cont'd...)

The Company allocated the consideration to assets acquired and liabilities assumed as follows:

Cash	$837,263
Receivables and deposits	174,440
Investments	895,273
Mineral property interests	47,979,966
Equipment	1,488
Accounts payables and accrued liabilities	(128,689)
Future income tax liability	(13,991,460)
$35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

4.            INVESTMENTS

Investments are summarized as follows:

	December 31, 2010	December 31, 2009
Asset Backed Commercial Paper	$ 2,638,185	$ 2,166,597
Australian Listed Equity	2,926,317	-
	$ 5,564,502	$ 2,166,597

Asset Backed Commercial Paper

The Company owns asset backed notes ("AB Notes") with a face value of C$4,007,068 (December 31, 2009 – C$4,013,365). The Company has designated the notes as "available for sale" and the notes are recorded at fair value using a discounted cash flow approach.

There was an increase in fair market value in 2010 and the Company has estimated the fair market value of its AB Notes investment to be C$2,623,998 as at December 31, 2010 (December 31, 2009 – C$2,267,560).  Accordingly, the Company has recorded an unrealized gain of $471,588 in other comprehensive income (December 31, 2009 – $563,481) for the year ended December 31, 2010.

The table below summarizes the Company’s valuation.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

4.            INVESTMENTS (cont'd...)

Restructuring categories	C$ thousands
MAV 2 Notes	Face value	Dec. 31, 2010 C$ Fair value estimate*	Dec. 31, 2009 C$ Fair value estimate	Expected maturity date
A1 (rated A)	1,960,231	1,537,392	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	1,000,732	826,653	12/20/2016
B	295,974	84,670	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016

Total original investment	4,007,068	2,623,998	2,267,560

* - the range of fair values estimated by the Company varied between C$2.4 million and C$2.8 million
   - the total United States dollars fair value of the investment at December 31, 2010 is $2,638,185 (Dec 31, 2009 - $2,166,597).

We believe we have utilized an appropriate methodology to estimate fair value. However, there can be no assurance that management’s estimate of potential recovery as at December 31, 2010 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Australia Listed Equity Securities

At December 31, 2010, the Company held the following Australia listed securities (December 31, 2009 – Nil):

	Shares	FMV
Peninsula Energy Limited (ASX: PEN)	34,650,000	$ 2,837,269
Zenith Minerals Limited (ASX:ZNC)	300,000	89,048
		$ 2,926,317

The Company recorded an unrealized gain of $1,712,928 in other comprehensive income (December 31, 2009 - $Nil) for the year ended December 31, 2010.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines Ltd. and the Government of Mongolia (Note 6). At December 31, 2010, the Company’s investment in the joint venture was $119,517 (December 31, 2009 - $94,154). The Company’s share of the loss of the joint venture is $985,441 for the year ended December 31, 2010 (December 31, 2009 - $169,508).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

5.            EQUIPMENT

		December 31, 2010			December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office equipment	$128,546	$77,718	$50,828	$126,873	$68,095	$58,778
Computer equipment	582,103	317,101	265,002	533,022	265,491	267,531
Field equipment	542,662	255,423	287,239	472,495	210,987	261,508
Buildings	444,041	280,801	163,240	416,734	233,989	182,745
	$1,697,352	$931,043	$766,309	$1,549,124	$778,562	$770,562

6.            MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Acquisition costs capitalized are summarized as follows:

	December 31, 2010	December 31, 2009

USA
Ann Mason	$ 49,829,801	$ -
Other	458,798	-
Empirical	268,701	45,546
Roulette	274,308	162,551
Bisbee	68,796	-
Blackjack	107,011	84,511
Total USA	51,007,415	292,608

AUSTRALIA
Mystique	413,103	-
Blue Rose JV	557,464	-
Total Australia	970,567	-

Total all locations	$ 51,977,982	$ 292,608

Material Properties

The Company’s two principal assets are the Lookout Hill copper-gold property in Mongolia, and the Ann Mason copper-molybdenum property in Nevada.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

6.            MINERAL PROPERTY INTERESTS (cont’d...)

Material Properties (cont’d...)

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009.  The licences are held by our wholly-owned subsidiary, Entrée LLC.

In October 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines Ltd. ("Ivanhoe Mines").    Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of Entrée, and was granted the right to earn a beneficial interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (the "Joint Venture Property").  Most of Ivanhoe Mines’ rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC").  The Government of Mongolia subsequently acquired from Ivanhoe Mines a 34% interest in OTLLC.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property.  OTLLC earned an 80% beneficial ownership interest in all minerals extracted below a sub-surface depth of 560 meters from the Joint Venture Property and a 70% beneficial ownership interest in all minerals extracted from surface to a depth of 560 meters from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

Entrée LLC holds title to the Joint Venture Property in trust for the Entrée-OTLLC Joint Venture.  The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% legally and beneficially owned by Entrée LLC, but is subject to a first right of refusal by OTLLC.

The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of December 31, 2010, the Entrée-OTLLC Joint Venture had expended approximately $8.8 million to advance the Joint Venture Property. Under the terms of the Earn-in Agreement, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

Ann Mason, Nevada, United States

Entrée has a 100% interest in the Ann Mason property in Nevada indirectly through its wholly-owned subsidiary M.I.M. (U.S.A.) Inc., which it acquired in June 2010 through the acquisition of PacMag.  The Ann Mason property hosts the Ann Mason copper-molybdenum porphyry deposit and the Blue Hill copper oxide target.

Other Properties

The Company also directly or indirectly has interests in non-material properties in Mongolia, the United States, Australia and Peru.  In the financial year ended December 31, 2010, the Company determined not to proceed with its exploration properties in Canada and China.  Non-material properties on which significant exploration costs were expensed include the following:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

7.            MINERAL PROPERTY INTERESTS (cont’d...)

Other Properties (cont’d...)

Blackjack, Nevada, United States

In July 2009, the Company’s wholly-owned subsidiary Entrée Gold (U.S.) Inc. ("Entrée U.S.") entered into an agreement with Honey Badger Exploration Inc. ("Honey Badger") whereby Entrée U.S. may acquire up to an 80% interest in the Blackjack property.  In August, 2010, Entrée U.S. exercised its first option to acquire a 51% interest in the property after incurring minimum expenditures of $900,000 in the first year of exploration, reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property, and delivering 37,500 shares of the Company to Honey Badger.  In November, 2010, Entrée U.S. delivered notice of its intention to increase its interest by a further 29% (to 80% in total) by making payments of $375,000 and delivering 375,000 shares of the Company by August 21, 2012.  Entrée U.S. has committed to carry Honey Badger through the completion of 10,000 metres of drilling, including drilling done within the first year.  Certain claims are subject to an underlying mining lease and option to purchase agreement which provides for an option to purchase the claims for $500,000, a 3% net smelter returns royalty (which may be bought down to a 1% net smelter returns royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June, 2011.

Roulette, Nevada, United States

In September 2009, Entrée U.S. entered into an agreement with Bronco Creek Exploration Inc., the wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian Minerals"), whereby Entrée U.S. may acquire an 80% interest in the Roulette property.  In order to acquire its interest, Entrée U.S. must incur expenditures of $1,000,000, make cash payments of $140,000 and deliver 85,000 shares of the Company within three years.  In accordance with the agreement, the Company has issued 72,500 shares, and Entrée U.S. has made payments totalling $90,000 and completed the minimum exploration expenditures of $300,000.

Australia Properties

The Company has a number of mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, including the Blue Rose Joint venture and the Mystique farm-out.  The Company indirectly holds a 51% interest in the Blue Rose copper gold molybdenum joint venture property with Giralia Resources NL, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Giralia"), retaining the remaining 49% interest.  Mystique is an early stage gold exploration property comprised of two exploration licences held indirectly by the Company.  The Company's wholly owned subsidiary Southern Magnesium Pty Ltd. entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Energy Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending AUD$1 million by September 2012 and a 75% interest by expending AUD$2.5 million by September 2014.  Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.

Huaixi, China

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.  The Company agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn a 78% interest with the Zhejiang No. 11 Geological Brigade holding a 22% interest.  In December 2010, the Company delivered notice that it did not wish to proceed any further with the property.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

6.            MINERAL PROPERTY INTERESTS (cont’d...)

Summary of Exploration Costs

Exploration costs expensed are summarized as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2009

MONGOLIA
Lookout Hill	$ 6,595,153	$ 532,665
Togoot	350,241	5,222,452
Total Mongolia	6,945,394	5,755,117

USA
Ann Mason	1,593,963	-
Blackjack	1,008,362	475,417
Roulette	721,425	52,361
Bisbee	345,124	143,988
Empirical	274,100	2,016,427
Other	30,554	-
Total USA	3,973,528	2,688,193

OTHER
Canada & Other	612,197	386,430
Peru & Australia	66,523	-
Total other	678,720	386,430

CHINA
Huaixi	628,921	1,156,223
Total China	628,921	1,156,223

Total all locations	$ 12,226,563	$ 9,985,963

7.            LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 6), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.            COMMON STOCK

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica.  This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent.  Each agent's unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 329,723 agent's warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests.

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year.   The Company incurred costs of $4,408 with respect to this private placement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd...)

Share issuances (cont'd...)

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360.  Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005.  The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee.  Each agent's unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004.  Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716.  The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005.  The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,381, and received 920,000 agent's warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005.  Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 pursuant to the Lookout Hill mineral property purchase agreement.

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants.  The warrants exercised had a corresponding fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options.  The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options.  The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006.  Pursuant to an agreement with the Company, the placee, being Ivanhoe Mines, had a pre-emptive right to such percentage of any future offering of securities by the Company to enable it to preserve its pro-rata ownership interest in the Company after its acquisition of these 4,600,000 units.  The pre-emptive right terminated in June 2008.  Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants.  Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (now Rio Tinto Canada Exploration Inc. ("Rio Tinto")) (indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted of $532,908 has been transferred from additional paid–in capital to common stock on the exercise of the options.

The year ended December 31, 2006, the Company issued 1,215,000 common shares for cash proceeds of $1,108,717 on the exercise of stock options. The fair value recorded when the options were granted of $753,628 has been transferred from additional paid–in capital to common stock on the exercise of the options.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.            COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In June 2006, the Company issued 4,167 common shares to the University of British Columbia as a donation to become a member of the Mineral Deposit Research Unit. The fair value recorded when the shares were issued of $8,870 has been recorded as a donation expense.

In June 2007, the Company issued 7,542,408 common shares for cash proceeds of $20,392,043 on the exercise of warrants.

In August 2007, the Company issued 15,000 shares at a value of $33,976 to Empirical Discovery, LLC ("Empirical") pursuant to a mineral property option agreement.

In November, 2007, the Company completed a brokered private placement consisting of 10,000,000 common shares at price of C$3.00 per share for gross proceeds of C$30,000,000.  Ivanhoe Mines and Rio Tinto, elected to exercise their respective rights to participate in the private placement.  Ivanhoe Mines acquired 2,128,356 shares at C$3.00 for gross proceeds of C$6,464,881.  Rio Tinto acquired 2,300,284 shares at C$3.00 for proceeds of C$6,987,113. Related share issuance costs were cash costs totalling $1,981,360.

During the year ended December 31, 2007, the Company issued 728,700 common shares for cash proceeds of $603,684 on the exercise of stock options. The fair value recorded when the options were granted of $322,880 has been transferred from additional paid–in capital to common stock on the exercise of the options.

In February 2008, the Company issued 10,000 shares at a fair value of $20,066 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement.

In August 2008, the Company issued 20,000 shares at a fair value of $40,875 to Empirical pursuant to the July 2007 mineral property option agreement.

During the year ended December 31, 2008, the Company issued 958,057 common shares for cash proceeds of $856,470 on the exercise of stock options. The fair value recorded when the options were granted of $591,456 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 144,169 common shares issued pursuant to the cashless exercise of 296,112 options with an exercise price of C$1.00, with the remaining 151,943 options treated as cancelled.

In February 2009, the Company issued 20,000 shares at a fair value of $22,515 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement.

In August 2009, the Company issued 35,000 shares at a fair value of $45,545 to Empirical pursuant to the July 2007 mineral property option agreement and 37,500 shares at a fair value of $84,511 to Honey Badger  pursuant to the August 2009 mineral property option agreement.

In November 2009, the Company issued 50,000 shares at a fair value of $122,551 to Eurasian Minerals pursuant to the September 2009 mineral property option agreement.

During the year ended December 31, 2009, the Company issued 2,355,948 common shares for cash proceeds of $2,280,050 on the exercise of stock options. The fair value recorded when the options were granted of $2,050,489 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 415,448 common shares issued pursuant to the cashless exercise of 705,000 options with an exercise price of C$1.15, with the remaining 289,552 options treated as cancelled.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.             COMMON STOCK (cont’d…)

Share issuance (cont’d…)

In February 2010, the Company issued 30,000 shares at a fair value of $82,391 to Empirical pursuant to a January 2008 mineral property option agreement covering the Company’s Bisbee, Arizona property.

In June 2010, the Company issued 15,020,801 shares at a fair value of $28,325,101 pursuant to the acquisition of PacMag (Note 3) and incurred $147,228 of share issue costs.

In August 2010, the Company issued 80,000 shares at a fair value of $185,863 to Empirical pursuant to a June 2007 mineral property option agreement covering the Lordsburg and Oak Grove properties in New Mexico.

On October 4, 2010, the Company issued 20,000 shares at a fair value of $53,797 to Peter Drobeck pursuant to a Confidentiality and Finder’s Fee Agreement as a finder’s fee in connection with a September 2010 conditional property option agreement between the Company’s wholly-owned Peruvian subsidiary Exploraciones Apolo Resources S.A.C. and a private Peruvian company.

On October 21, 2010, the Company issued 22,500 shares at a fair value of $60,233 to Eurasian Minerals and Entrée U.S. confirmed that it had satisfied all of its Year 1 obligations under their agreement, including incurring $300,000 in expenditures on the Roulette property.

During the year ended December 31, 2010, the Company issued 2,122,278 common shares for cash proceeds of $2,699,728 on the exercise of stock options. The fair value recorded when the options were granted of $1,932,407 has been transferred from additional paid–in capital to common stock on the exercise of the options. Included in the issued shares were 430,078 common shares issued pursuant to the cashless exercise of 100,000 options with an exercise price of C$1.32, 1,535,300 options with an exercise price of C$1.75, and 7,500 options with an exercise price of C$2.60, with the remaining 1,212,722 options treated as cancelled.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in June 2010, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company.  Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period.  Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.             COMMON STOCK (cont’d…)

Stock options (cont'd...)

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance at December 31, 2008	10,651,800	1.65
Granted	3,622,500	1.97
Exercised	(2,355,948)	1.23
Cancelled	(289,552)	1.15
Expired	(721,000)	1.60
Balance at December 31, 2009	10,907,800	1.86
Granted	1,737,500	2.77
Exercised	(2,122,278)	1.66
Cancelled	(1,212,722)	1.74
Expired	(17,500)	1.71
Balance at December 31, 2010	9,292,800	2.09

There were 1,737,500 stock options granted during the year ended December 31, 2010. The weighted average fair value per stock option granted during the year ended December 31, 2010 was C$1.75 (December 31, 2009 – C$1.27).  The number of stock options exercisable at December 31, 2010 was 9,137,800.

At December 31, 2010, the following stock options were outstanding:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

8.            COMMON STOCK (cont’d…)
Stock options (cont’d…)

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)

35,000	1.80	$ 58,450	January 23, 2011	35,000	$ 58,450
397,300	1.32	854,195	July 10, 2011	397,300	854,195
50,000	1.77	85,000	January 22, 2012	50,000	85,000
200,000	2.16	262,000	April 5, 2012	200,000	262,000
500,000	2.06	705,000	May 16, 2012	500,000	705,000
466,000	2.30	545,220	May 31, 2012	466,000	545,220
1,397,000	2.00	2,053,590	April 3, 2013	1,397,000	2,053,590
12,500	1.55	24,000	May 21, 2013	12,500	24,000
125,000	2.02	181,250	July 17, 2013	125,000	181,250
1,105,500	1.55	2,122,560	September 17, 2013	1,105,500	2,122,560
5,000	1.55	9,600	October 10, 2013	5,000	9,600
1,452,000	1.32	3,121,800	February 12, 2014	1,452,000	3,121,800
1,810,000	2.60	1,574,700	December 29, 2014	1,810,000	1,574,700
300,000	2.34	339,000	September 22, 2015	150,000	169,500
1,437,500	2.86	876,875	November 22, 2015	1,432,500	873,825
9,292,800		$ 12,813,240		9,137,800	$ 12,640,690

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$3.47 per share as of December 31, 2010, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2010 was 9,137,800. The total intrinsic value of options exercised during the year ended December 31, 2010 was $3,103,315 (December 31, 2009 -$3,888,790).

Subsequent to December 31, 2010, the Company granted 200,000 stock options with an exercise price of C$3.47 and 125,000 stock options with an exercise price of C$2.94.  Subsequent to December 31, 2010 155,800 stock options with an exercise price between C$1.32 and C$2.60 were exercised and 5,000 stock options with an exercise price of C$2.60 expired without exercise.

Stock-based compensation

1,737,500 stock options were granted during the year ended December 31, 2010. The fair value of stock options granted during the year ended December 31, 2010 was $3,007,946 (December 31, 2009 - $4,109,921).  1,582,500 options were vested and fully recognized upon grant and the remaining 155,000 options will be fully vested in 2011.  Stock-based compensation recognized during the year ended December 31, 2010 was $2,897,845 (December 31, 2009 - $4,183,677) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

9.            COMMON STOCK (cont’d…)

        Stock-based compensation (cont'd...)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Cumulative to December 31, 2010
Consulting fees	$ 242,028	$ -	$ 2,036,590
Legal	-	-	287,931
Management fees	2,140,386	2,032,141	10,272,342
Exploration	425,791	661,854	3,661,058
Office and administration	44,820	1,236,383	3,198,603
Stockholder communications
and investor relations	44,820	253,299	1,098,197
	$ 2,897,845	$ 4,183,677	$ 20,554,721

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Year Ended December 31, 2010	Year Ended December 31, 2009

Risk-free interest rate	1.84%	2.93%
Expected life of options (years)	5.0	5.0
Annualized volatility	78%	84%
Dividend rate	0.00%	0.00%

9.            SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2010	December 31, 2009

Identifiable assets
USA	$ 51,790,144	$ 583,461
Canada	23,603,838	44,269,665
Australia	4,778,311	-
Mongolia	1,027,622	906,485
Peru	121,128	-
China	38,055	44,509
	$ 81,359,098	$ 45,804,120

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

10.          INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2010	December 31, 2009
Loss for the year	$ (20,069,408)	$ (17,102,254)
Statutory rate	28.5%	30.0%
Expected income tax recovery	5,719,781	5,130,676
Permanent difference	60,761	(766,036)
Difference in foreign tax rates	18,021	(145,825)
Change in valuation allowance	(5,080,224)	(3,925,728)
Change in enacted tax rates	(172,907)	(293,087)
Total income taxes	$ (545,412)	$ -

The significant components of the Company's future income tax assets are as follows:

	December 31, 2010	December 31, 2009

Future income tax assets:
Non-capital loss carry forward	$8,198,143	$4,695,306
Investments	173,823	219,538
Resource expenditures	8,042,421	5,542,989
Equipment and other	112,644	60,765
Share issue and legal costs	253,337	186,638
	16,780,368	10,705,236
Valuation allowance	(15,994,280)	(10,705,236)
Net future income tax assets	$786,088	$-

Future income tax liabilities:
Investments	$(786,088)	$-
Mineral property interests	(14,374,498)	-
Net future income tax liabilities	$(15,160,586)	$-

Net future income tax liabilities	$(14,374,498)	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $19,260,000 in Canada, $719,000 in China, $2,350,000 in Mongolia, $4,600,000 in the United States of America and $3,100,000 in Australia.  These losses, if not utilized, will expire through 2030.  Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these losses, resource expenditures and share issue costs have been offset in these financial statements by a valuation allowance.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

9.             INCOME TAXES (cont'd…)

The following table summarizes the activity related to our unrecognized tax benefits.

Balance at December 31, 2008	$ 4,136,669
Decrease due to current year tax positions	$ (4,136,669)
Balance at December 31, 2009 and 2010	-

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2010, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company’s Canadian income tax returns are open from 2004 to 2010. For other foreign jurisdictions, including Mongolia and the U.S., all years remain open.

11.          FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2010, the Company had Level 1 financial instruments with a fair value of $24,222,486 and one Level 3 financial instrument with a fair value of $2,638,185 (Note 4).

	Level 1	Level 2	Level 3	Total
Cash	$ 21,296,169	$ -	$ -	$ 21,296,169
Investments	2,926,317	-	2,638,185	5,564,502
	$ 24,222,486	$ -	$ 2,638,185	$ 26,860,671

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
(Expressed in United States dollars)

11.          FINANCIAL INSTRUMENTS (cont'd…)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	2010	2009
Balance, beginning of the year	$ 2,166,597	$ 1,329,568
Total unrealized gain (loss)	345,990	563,481
Total foreign exchange adjustment	125,598	273,548
Balance, end of year	$ 2,638,185	$ 2,166,597

12.          SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended December 31, 2010 consisted of the following items:

•
issuance of 152,000 common shares (December 31, 2009 – 142,500) in payment of mineral property acquisitions valued at $382,284 (December 31, 2009 - $275,122) which have been capitalized as mineral property interests.

•	acquisition of the net assets of PacMag for total consideration of $35,762,281 of which $28,325,101 was paid by the issuance of 15,020,801 common shares (Note 3).

•	funding by OTLLC of the Company's investment requirements for the Entrée-OTLLC joint venture of $985,441.

•	accounts payable of $Nil (December 31, 2009 - $266,647) relating to PacMag deferred acquisition costs (Note 3).

13.          COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

 2011                    $     154,434
2012                            116,428
2013                            120,396
2014                            124,365
2015                            127,677
2016                            130,989
2011                              65,494
     $     839,783

The Company incurred lease expense of $322,062 (December 31, 2009 – $221,417) for the year ended December 31, 2010.

14.          SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company issued 155,800 common shares for proceeds of C$347,138 on the exercise of stock options.

In addition, the Company granted 200,000 stock options with an exercise price of C$3.47 and 125,000 stock options with an exercise price of C$2.94.

On February 7, 2011, the Company issued 40,000 common shares to Empirical pursuant to the January 2008 mineral property option agreement covering the Company’s Bisbee, Arizona property.